Exhibit 99.1

Vision Marine Technologies Fast Tracks Commercialization of our E-Motion™ Electric Powertrain with Up to $1.72 Million (CAD) in Grants Secured from the Government of Quebec

Grants pave the way for Vision Marine to showcase its E-Motion™180 proprietary powertrain technology.

Montreal, Canada, June 29, 2021 – Vision Marine Technologies, Inc. (NASAQ: VMAR) (“Vision Marine” or the “Company”), announced today that the government of Québec through Investissement Québec (IQ), an important catalyst for the Province of Quebec economic development, granted up to $1.72 million (CAD), in the form of a non-refundable contribution to fast track commercialization of the E-Motion™ 180.

“I am honored and proud of what my team has been able to accomplish in such a short period of time. We have been able to demonstrate that our proprietary technology will be a disrupter within the industry. This grant will help to allow us to equip watercraft from major manufacturers to showcase E-Motion’s™ performance and range”, said Alexandre Mongeon, co-founder and CEO of Vision Marine.

The objective of this financial assistance from the government of Québec is to assist Québec companies that develop and market innovative clean technologies to remain at the forefront in their respective fields, and to augment business opportunities in national and international markets. Vision Marine will continue to showcase its groundbreaking E-Motion™ powertrain system utilizing a new integrated outboard system for electric boats at 180 HP, with energy efficiency of 95%.

Key aspects of Vision Marine’s proprietary E-Motion™ technology:

•	Dramatic increase in efficiency, horsepower.
•	Extended range.
•	Zero reliance on fossil fuels.
•	Noiseless engine.
•	Sustainable solution with zero direct emission.
•	E-Motion™ delivers an exhilarating experience due to its high ratio of torque to horsepower.
•	90% reduction in fuel and maintenance cost.

With this milestone achieved, Vision Marine continues to solidify its position as the global market leader and innovator in electric outboard engines. Most outboard engines being purchased in North America are between 100 and 300 horsepower. This gives Vision Marine’s E-Motion™ a notable advantage as the only manufacturer offering a true alternative to traditional gasoline or diesel engines.

The True Impact of Our Work

In the early 2000s, eight million boats equipped with a traditional internal combustion engine (ICE) were releasing annually 15 times the amount of oil that was spilled in the catastrophic Exxon Valdez incident of 1989. The electrification of our waterways is a game changer for the environment.

When substituting ICE outboard motors with our E-Motion™ powertrain, there is a reduction of greenhouse gases (GHG) of up to 94 tons of CO2 equivalent GHG per year per powertrain unit.

“Our industry cannot ignore its impact on the environment anymore. We know it and our customers know it”, said Xavier Montagne, Chief Technology Officer of Vision Marine.

About Vision Marine Technologies, Inc.

Vision Marine Technologies, Inc., strives to be a guiding force for change and an ongoing driving factor in fighting the problems associated with waterway pollution by disrupting the traditional boating industry with electric power, in turn directly contributing to zero pollution, zero emission and a noiseless environment. Our flagship outboard powertrain ("E-Motion™") is the first fully electric purpose-built outboard powertrain system that combines an advanced battery pack, inverter, and high efficiency motor with proprietary union assembly between the transmission and the electric motor design utilizing extensive control software. Our E-Motion™ and related technologies used in this powertrain system are uniquely designed to improve the efficiency of the outboard powertrain and, as a result, enhance both range and performance. Vision Marine continues to design, innovate, manufacture, and sell our handcrafted, high performance, environmentally friendly, electric recreational power boats to customers. The design and technology applied to our boats results in far greater enhanced performance in general, higher speeds, and longer range. Simply stated, our boats provide a smoother ride than a traditional ICE motorboat. https://visionmarinetechnologies.com

Forward-Looking Statements

Certain statements made in this press release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “outlook”, and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, actual results may differ materially from these expectations due to changes in global, regional, or local economic, business, competitive, market, regulatory and other factors, many of which are outside of Vision Marine’s control. Important factors that could cause actual results to differ materially from those in the forward-looking statements are set forth in Vision Marine’s Annual Report on Form 20-F, filed with the SEC for the year ended August 31, 2020, as such factors may be updated from time to time in Vision Marine’s periodic filings with the SEC. Any forward-looking statement in this press release speaks only as of the date of this release. Vision Marine’s undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

Investor and Company Contact:

Bruce Nurse
Vision Marine Technologies, Inc.
(800) 871-4274
bn@v-mti.com

Dave Gentry
RedChip Companies Inc.
800-RED-CHIP (733-2447) or 407-491-4498
dave@redchip.com